EXHIBIT 99.1

Brookfield Reinsurance Reports Strong Third Quarter Results, Announces Results of the Special General Meeting of Shareholders and Declares Regular Quarterly Dividend

BROOKFIELD, NEWS, Nov. 10, 2022 (GLOBE NEWSWIRE) -- Brookfield Reinsurance (NYSE, TSX: BAMR) today announced financial results for the quarter ended September 30, 2022.

Sachin Shah, CEO of Brookfield Reinsurance, stated, “Our results for the third quarter were excellent, with strong results across our diversified business lines which benefitted from our ongoing repositioning of our investment portfolios in this higher yielding environment. Today, with over $23 billion in liquidity across our portfolios, we are in an optimal position to capture further opportunities arising from the current market environment, which should allow us to realize strong risk-adjusted returns within our operating businesses.”

Unaudited As at and for the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Total Assets	$41,387	$4,870	$41,387	$4,870
Adjusted equity[1]	4,713	1,245	4,713	1,245
Distributable operating earnings[1]	159	3	218	9
Net income[2]	223	(6)	352	(1)
Net income per class A share[3,4]	$0.14	$0.13	$0.42	$0.13
  See Non-IFRS and Performance Measures on page 6 and a reconciliation from net income and reconciliation from equity on page 5.
  Net income for the period ended January 1, 2021 to June 28, 2021 are attributed to our predecessor company Brookfield Annuity Holdings Inc.
  For the period from June 28, 2021 onward.
  Class A and class B shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

Highlights

  American National, our Direct Insurance business, contributed $1 billion of premiums, and strong net income during the quarter, benefiting from diversification across product lines and increasing investment returns, as we redeploy the investment portfolio

  We added approximately $500 million of flow premiums from reinsurance treaties during the quarter

  We closed six transactions within our Pension Risk Transfer business during the quarter, representing $328 million in new premiums, and continue to hold the #1 market share for the Canadian PRT market through the first nine months of the year

Operating Update

We recognized $159 million of Distributable Operating Earnings (“DOE”) for the three months ended September 30, 2022 compared to $3 million in the prior year period. The increase was primarily driven by contributions from American National, which closed at the end of May 2022, as well as higher net investment income from reinsurance treaties and PRT business closed since late 2021.

We recognized $218 million of DOE for the nine month period ended September 30, 2022, compared to $9 million in the prior year period. The current period includes approximately $200 million from the four months of contribution from our investment in American National, as well as contributions from reinsurance and PRT business, which benefited from new business and higher net investment income, as noted above.

We recorded net income of $223 million (2021 - $6 million loss) and $352 million (2021 - $1 million loss) for the three and nine months ended September 30, 2022, respectively, driven by contributions from DOE noted above, and inclusive of unrealized mark-to-market impacts on investments and insurance reserves, partially offset by transaction and other one-time expenses.

Today, we have approximately $2 billion of corporate liquidity, with an additional $21 billion of cash and liquid assets within our insurance portfolios. This liquidity puts us in a strong position to support the redeployment of our investment portfolios as well as fund future growth opportunities as they arise.

Results of the Special General Meeting of Shareholders

At the special general meeting of shareholders held on November 9, 2022, a majority of the Company’s shareholders voted in favour of the resolution authorizing our Company to: (i) effect the special distribution as a capital reduction resulting in a return of capital distribution to the holders of our class A exchangeable shares and our class B shares; and (ii) change its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.”

A summary of all votes cast by holders of our class A exchangeable shares and class B shares represented at the Company’s special general meeting of shareholders is available electronically on EDGAR on the United States Securities and Exchange Commission’s website at www.sec.gov or on SEDAR at www.sedar.com

Completion of the special distribution and the name change is conditional upon, among other things, the completion of the public listing and distribution of a 25% interest in Brookfield’s asset management business, through the Manager and other customary regulatory approvals.

Regular Distribution Declaration

The Board declared a quarterly distribution of $0.14 per share, payable on December 30, 2022 to shareholders of record as at the close of business on November 30, 2022. This distribution is identical in amount per share and has the same payment date as the quarterly distribution announced today by Brookfield Asset Management Inc. (“Brookfield”) on its Class A limited voting shares (“Brookfield Class A Shares”).

Brookfield Asset Management Operating Results

An investment in Class A Shares of our company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Brookfield Class A Shares. A summary of Brookfield’s third quarter and last twelve months operating results is provided below:

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2022	2021	2022	2021
Net income	$716	$2,722	$8,612	$10,742
Net income attributable to common shareholders	$423	$797	$3,490	$3,491
Per Brookfield share	0.24	0.47	2.06	2.13
Operating funds from operations	$1,216	$934	$4,720	$3,579
Per Brookfield share	0.73	0.56	2.81	2.19
Distributable earnings before realizations	$1,216	$873	$4,224	$3,268

Given the economic equivalence, we expect that the market price of the Class A Shares of our company will be impacted significantly by the market price of the Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at bam.brookfield.com.

CONSOLIDATED BALANCE SHEETS

Unaudited		September 30		December 31
(US$ MILLIONS)		2022		2021
Assets
Cash and cash equivalents		$3,153		$393
Investments		25,761		4,943
Reinsurance funds withheld		5,323		4,650
Accrued investment income		259		21
Reinsurance related assets		593		169
Premiums due and other receivables		440		—
Deferred acquisition costs		1,215		776
Equity accounted investments		1,622		344
Investment properties		563		—
Deferred tax asset		591		20
Other assets		864		177
Separate account assets		1,003		—
Total assets		41,387		11,493

Liabilities and equity
Future policy benefits		14,965		8,497
Policyholders' account balances		14,249		—
Policy and contract claims		1,780		—
Unearned premium reserve		1,112		—
Reinsurance payable		83		75
Other policyholder funds		306		—
Accounts payable and other liabilities		844		77
Due to related parties		347		467
Corporate borrowings		1,627		693
Subsidiary borrowings		1,492		—
Notes payable		151		—
Deferred revenue		77		82
Liabilities issued to reinsurance entities		229		167
Separate account liabilities		1,003		—

Junior preferred shares		2,459		—
Non-controlling interest	8		—
Class A exchangeable and Class B	539		539
Class C	116	663	896	1,435
Total liabilities and equity		$41,387		$11,493

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods endedSeptember 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Net premiums and other policy revenue	$1,548	$2,230	$3,316	$2,281
Realized net investment income, including funds withheld	470	90	706	128
Unrealized net investment income	(57)	(48)	(478)	(109)
Income (loss) from equity accounted investments	62	(6)	148	(6)
Total revenues	2,023	2,266	3,692	2,294

Benefits and claims paid on insurance contracts	627	78	1,046	104
Change in future policy benefits	751	2,182	1,674	2,168
Interest credited to policyholders' account balances	27	—	32	—
Commissions for acquiring and servicing policies	183	—	245	—
Other reinsurance expenses	23	2	78	2
Changes in deferred acquisition costs	(91)	—	(167)	—
Operating expenses	168	12	266	22
Interest expense	70	—	113	—
Total benefits and expenses	1,758	2,274	3,287	2,296
Net income (loss) before income taxes	265	(8)	405	(2)
Income tax expense	(42)	2	(53)	1
Net income (loss) for the period	$223	$(6)	$352	$(1)

Attributable to:
Brookfield Asset Management Inc.[1]	—	—	—	5
Class A exchangeable & class B shareholders[2,3]	2	1	5	1
Class C shareholder[2,3]	217	(7)	345	(7)
Non-controlling interest	4	—	2	—
	$223	$(6)	$352	$(1)

Net income per class A share[3]	$0.14	$0.13	$0.42	$0.13
  For the periods prior to June 28, 2021.
  For the period from June 28, 2021 onward.
  Class A shares receive distributions at the same amount per share as the cash dividends paid on each Brookfield Class A Share.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE OPERATING EARNINGS

Unaudited For the periods endedSeptember 30 US$ millions	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Net income	$223	$(6)	$352	$(1)
Deferred income tax expense	12	(2)	23	(1)
Junior preferred share dividends	28	—	39	—
Transaction costs	2	5	26	5
Equity accounted (income) loss	(13)	6	(47)	6
Depreciation	5	—	8	—
Mark-to-market on investments and reserves	(98)	—	(183)	—
Distributable operating earnings[1]	$159	$3	$218	$9

RECONCILIATION OF EQUITY TO ADJUSTED EQUITY

Unaudited As atSeptember 30 US$ millions
	2022	2021
Equity	$663	$1,278
Add:
Accumulated other comprehensive loss (income)	1,591	(33)
Preferred shares	2,459	—
Adjusted Equity[1]	$4,713	$1,245
  Non-IFRS measure - see Non-IFRS and Performance Measures on page 6.

Additional Information

Brookfield Reinsurance was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the spin-off of the company, which was effected by way of a special dividend, to holders of Brookfield's Class A and B Shares. This financial information provides comparative information of the business included within the spin-off (“the Business”) for the periods prior to the spin-off, as previously reported by Brookfield. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2022, which have been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Brookfield Reinsurance’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our distributions can be found on our website under Stock & Distributions/Distribution History.

Brookfield Asset Management Reinsurance Partners Ltd. (NYSE, TSX: BAMR) operates a leading financial services business providing capital-based solutions to the insurance industry. Each class A exchangeable limited voting share of Brookfield Reinsurance is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A). For more information, please visit our website at bamr.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Powell Tel: (416) 956-5141 Email: rachel.powell@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial statements are based on IFRS, as issued by the IASB, unless otherwise noted.

We make reference to distributable operating earnings. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, income taxes, income from equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our share of adjusted earnings from our investments in associates. Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. We also make reference to Adjusted Equity. Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares, excluding accumulated other comprehensive income, and the Junior Preferred Shares issued by our Company. We use Adjusted Equity to assess our return on our equity.

We provide additional information on key terms and non-IFRS measures in our filings available at bamr.brookfield.com.

Notice to Readers

Brookfield Reinsurance is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. Particularly, statements regarding future capital markets initiatives, including statements relating to the redeployment of capital into higher yielding investments, the distribution and public listing of Brookfield’s asset management business, expected go-forward dividends, and Brookfield Reinsurance’s balance sheet initiatives, higher yielding investments, the distribution and public listing of Brookfield’s asset management business, expected go-forward dividends, and Brookfield Reinsurance’s balance sheet initiatives, constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring to the future state of the economy or the securities market and expected future deployment of capital and financial earnings. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and other alternatives, including credits; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Reinsurance believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Reinsurance does not make any representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.